Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

April 19, 2012	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

PROGRESS UPDATE FOR THE OJVG GOLD PROJECT

♦	Mineral Resource, Reserve and Feasibility Study Update Underway

♦	Ongoing Review of Development, Financing and Strategic Alternatives Towards Maximizing Project Value

♦	Democratic Transition of Government in Sénégal

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce that the 2012 Feasibility Study Update and accompanying Mineral Resource Update for the OJVG Gold Project are underway. The Mineral Resource Update is scheduled for completion by mid-summer, with the Reserve and Feasibility Study Update to be completed shortly thereafter in Q4 of this year.

OJVG’s 2010 Feasibility Study delivered robust economics for a carbon-in-leach (“CIL”) mining operation with initial annual production of 187,000 ounces of gold over the first three years from the Golouma, Masato, Kerekounda and Kourouloulou deposits. The 2010 Feasibility Study outlined gold reserves of 1.42 million ounces (17.5 million tonnes at 2.52 g/t Au) based on drilling to January 2010 at a gold price of $880 per ounce (see July 15, 2010 news release). Subsequent optimization studies increased plant utilization and gold recovery metrics which collectively added incremental gold production of 7,000 ounces per year (see November 23, 2010 news release). Furthermore, a Heap Leach scenario to process lower grade material was outlined by Ausenco in a May 2011 Preliminary Economic Assessment, adding an incremental 26,300 ounces per year of gold production over a 9-year mine life, including 36,000 ounces of gold production for the initial 3 years (see May 5, 2011 news release).

The 2012 Feasibility Study Update will incorporate results from 340 additional drill holes on the original four deposits, and the mine design and reserve parameters will be updated to reflect the continued strength in the gold price since Q1 2010. The 2012 Mineral Resource, Reserve and Feasibility Study Updates are expected to demonstrate a substantially improved development scenario for the OJVG Project, which Oromin believes will have a significant positive impact on the project’s net present value for a variety of reasons, including:

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The additional 340 drill holes in the four deposits, Golouma, Masato. Kerekounda and Kourouloulou, will be reflected in the 2012 Feasibility Study Update. Excellent results received from a number of the deeper 2011 drill holes resulted in considerable depth extension (from 250m to > 1km) of high grade mineralization at the Golouma deposits (see appendix and May 12, 2011 news release).

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At Masato, only open pit reserves were reported in the 2010 Feasibility Study (0.46 M oz, 10.1 M Tonnes @ 1.44 g/t) due to lack of deep drilling. The subsequent 2011 Mineral Resource Update outlined 721,500 ounces of Indicated Resources (10.7 M Tonnes @ 2.1 g/t Au) immediately below the 2010 Masato Reserve pit. This mineralization will be evaluated as deep open pit or a potential underground reserve target in the 2012 Feasibility Study Update.

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In addition, a further 250 property-wide drill holes have been completed at numerous other deposits since the 2011 Resource Update. OJVG’s 2012 Resource Update will include updated and initial resource calculations for a total of 14 deposits, an upgrade from the 8 deposits included in the 2011 Resource Update.

Currently, considerable exploration efforts, including detailed soil geochemical sampling, prospecting and geologic mapping are continuing to identify new areas of interest within the OJVG Concession. Positive results from many recently identified prospects, including Goumbati West, Torosita, Mamakono South, Masato Northeast, Maleko and Saboraya, are advancing these targets towards either revised drilling or initial drilling status.

Please refer to the appended fact sheet and following link for additional detail and to the property map for deposit and prospect locations within the OJVG Concession. (Please place link here)

Oromin is continuing to work with its OJVG partners and its financial advisor, RBC Capital Markets, to assess development, financing and strategic alternatives towards maximizing project value, including discussions with various parties that could lead to a potential acquisition of Oromin.

Speaking to the recent presidential election in Sénégal concluded in March 2011, Chet Idziszek, Oromin’s Chairman stated, “We are pleased that the election resulted in a peaceful, democratic change of government. This confirms Sénégal’s reputation as one of the most democratic countries in West Africa, and underscores that Sénégal is an excellent jurisdiction for foreign investment. Oromin congratulates President Macky Sall on his electoral victory.”

With the election now concluded, OJVG anticipates final approvals on its Environmental and Social Impact Assessment shortly, following the installation of the new cabinet last week, allowing the ongoing business of government to resume.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has reviewed and verified the technical information disclosed in this news release.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

OJVG GOLD PROJECT FACT SHEET

RESOURCES & RESERVES UPDATE SUMMARY (April, 2012)

2010 RESERVES & 2012 RESERVES UPDATE PLAN (see July 15, 2011 News Release)

-	2010 gold reserves based on 4 CIL deposits[1] and drill results to Jan/2010 only
-	56% of 2010 indicated resources converted to gold reserves

Open Pit Reserves*	0.81 M oz, 12.9 M Tonnes @ 1.96 g/t Au
Underground Reserves**	0.61 M oz, 4.6 M Tonnes @ 4.08 g/t Au
Total 2010 Reserves	1.42 M oz, 17.5 M Tonnes @ 2.52 g/t Au (@ $880 gold)

*Only open pit reserves were reported for Masato (0.46 M oz, 10.1 M Tonnes @ 1.44 g/t) due to lack of deeper drilling. The subsequent 2011 Resource Update outlined 721,500 ounces of indicated resources 10.6 M Tonnes @ 2.1 g/t Au immediately below the 2010 Masato Reserve Pit.

**Also, considerable depth expansion (from 250m to > 1km) of high grade mineralization confirmed at Golouma deposits during wide spaced 2011 drilling.

-	2012 Reserve Statement and Feasibility Update for the 4 CIL deposits[1] will be determined using a more current gold price vs $880/oz Au used in 2010 and will include results for an additional 340 drill holes completed since 2010 Feasibility Study

2011 INDICATED RESOURCES & 2012 RESOURCE UPDATE PLAN (See May 12, 2011 News Release)

-	2011 Indicated resources based on 8 deposits[1,2], (4 CIL and 4 HL) and drilling results to Jan/2011 only
-	90% of total 2011 Resources converted to indicated category due to tight drill spacing

3 Golouma CIL[1] Deposits	1.38 M oz, 12.7 M tonnes @ 3.4 g/t Au
1 Masato CIL[1] Deposit	1.46 M oz, 35.5 M Tonnes @ 1.3 g/t Au
Total Indicated, CIL deposits	2.84 M oz, 48.2 M Tonnes @ 1.9 g/t Au
(@ $1,300-pit shells)

4 Heap Leach Deposits[2]	0.48 M oz, 20.6 M Tonnes @ 0.7 g/t Au
(@ $1,000-pit shells)
Total 2011 Indicated (CIL and HL) Resources	3.32 M oz

-	Inferred resources1&2 total 0.43 M oz, 11.6 M Tonnes @ 1.2 g/t Au

2012 Resource Update will include; results from 250 additional “property wide” drill holes completed since the 2011 Resource statement and, initial resources from up to 6 new deposits3 also. Meanwhile on the exploration side, 6 new targets4 are being raised to drill ready status

1)	Four – CIL Deposits – Golouma’s (Golouma West & South, Kerekounda, Kourouloulou) and Masato (CIL) 2.84 M oz, 48.2 M Tonnes @ 1.9 g/t – indicated resources
2)	Four – Heap Leach Deposits – Niakafiri SW, Niakafiri SE, Maki Medina, Kobokoto 0.48 M oz, 20.6 M Tonnes @ 0.7 g/t – indicated resources
3)	New deposits – Kinemba, Mamasato, Koutouniokolla, Sekoto, Kouroundi, Koulouqwinde
4)	New drill targets – Saboraya, Goumbati West, Torosita, Mamakono South, Masato NE, Maleko

GOLOUMA DEPOSIT – ADDITIONAL MINERAL POTENTIAL*

- Wide spaced step-out drilling below the Golouma Resource Shells confirms that the high-grade deposits' potential is open to considerable expansion; laterally, within new sub-parallel zones and at depths to 1 km or greater.
- The weighted average interval lengths and grades, including cutting of highest two results, for the listed drill holes above are:
  - At Golouma West: **10.9 g/t Au over 4.8 metre length**
  - At Golouma South: **8.6 g/t Au over 5.6 metre length**
- These successful drill results partially validate the previously calculated Mineral Potential (between 24 and 47.5 M tonnes grading from 2 to 4 g/t Au) postulated beneath four of the OJVG Gold Deposits, Masato, Golouma, Kerekounda, and Kourouloulou.

Golouma West Downdip Potential

Hole#	Grade g/t Au	Intercept (metres)
950	46.75	2
and	1.51	5
970	32.05	6
971	421.40	3
and	3.42	4
and	4.81	11
973	4.49	4
974	45.49	1
976	8.63	2
977	4.61	10
978	Stopped Short	
980	36.43	2
and	4.56	8
981	4.58	2
983	7.07	2
and	4.10	4
GT-GW-01	6.77	7
GT-GWW-02	11.43	9

Plan View
N
Legend
1100 Zone
1400 Zone
1200 Zone
1500 Zone
1300 Zone
1700 Zone
Pierce Points
Proposed Drill Holes
INDICATED AND INFERRED RESOURCE SHELLS
Additional Mineral Potential

Golouma South Downdip Potential

Hole#	Grade g/t Au	Intercept (metres)
961	4.20	7
966	7.18	3
and	8.30	10
969	7.37	4
and	81.83	6
972	6.64	13
975	4.32	4
And	7.82	1
979	3.06	2

Plan View
N
Legend
2000 Zone
2100 Zone
2200 Zone
2300 Zone
Pierce Points
Proposed Drill Holes
INDICATED AND INFERRED RESOURCE SHELLS
Additional Mineral Potential

* Refer to the May 12,2011 News Release for details

Granite
Volcanics
OJVG Gold Project
Teranga
Gold
Corp.
OJVG
Site Plan
Area
Maleko
Sekoto
Masato
Northeast
Masato
Deposit
Mamasato
Teranga
OJVG
Kouroundi
Mamakono
South
Niakafiri SW
Deposit
Niakafiri SE
Deposit
Golouma Deposits
Kerekounda
Deposit
Maki Medina
Deposit
Saboraya
Torosita
Golouma
Northwest
Kourouloulou
Deposit
Golouma West
Extension
/ 960 Zone
Bulk Tonnage Deposits
Golouma
Deposit
Koulouqwinde
Kobokoto
Deposit
Goumbati
West
Koutouniokolla
OJVG Mining Lease 213 sq/km
Randgold
Kinemba
0
2 Km
Legend
Proposed/existing
open pit
Masato style
target
Golouma style
target
OJVG license
Existing road
Masato style
deposit
Golouma style
deposit